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                                                                 Exhibit (a)(16)


CONTACT:


David Tager, 212-521-5208
Powell Tate

Gerard Carney, 212-521-5233
Powell Tate

John Millen, 614-249-6348
Nationwide Insurance


FOR IMMEDIATE RELEASE



NATIONWIDE EXTENDS TENDER OFFER DEADLINE
FOR ALLIED LIFE FINANCIAL CORPORATION


         COLUMBUS, OHIO, AUGUST 28, 1998 - Nationwide Mutual Insurance Company announced today that it is extending until 5 p.m., New York City time, on Wednesday, September 30, 1998, its cash tender offer to buy all outstanding shares of common stock of ALLIED Life Financial Corporation, of Des Moines, Iowa, at a price of $30.00 per share. The offer is being extended solely to allow additional time for the completion of the approval process by state regulators.


         The offer became effective on Wednesday, June 10, 1998, and was scheduled to expire at 5 p.m., New York City time, on Monday, August 31, 1998. The offer is being made through a wholly owned subsidiary of Nationwide.

         As of the close of business on Thursday, August 27, 1998, approximately 1,545,174 shares of common stock of ALLIED Life Financial Corporation had been tendered to Nationwide under the terms of the offer.

         The dealer manager and financial advisor for the offer is Credit Suisse First Boston Corporation. Georgeson & Company Inc. is the information agent. For more information, call 1-800-223-2064 or visit Georgeson's web site at www.georgeson.com.

         The $93 billion Nationwide Insurance Enterprise, based in Columbus, Ohio, is one of the country's largest diversified insurance and financial services organizations and a Fortune 500 company. Nationwide Life is the country's fifth-largest life insurer based on premiums and 13th-largest based on assets.


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